UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2007

Commission File Number:  001-32458


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [__]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Attached to this Report on Form 6-K as Exhibit 1 is a press release dated April 26, 2007 from Diana Shipping Inc. (the "Company") announcing that its financial results for the first quarter ended March 31, 2007 are scheduled to be released prior to the opening of the U.S. financial markets on Thursday, May 3, 2007.

                                                                      Exhibit 1



                                          Corporate Contact:
                                          Ioannis Zafirakis
                                          Director and Vice-President
                                          Telephone: + 30-210-9470100
                                          Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                          Investor and Media Relations:
                                          Edward Nebb
                                          Euro RSCG Magnet
                                          Telephone: + 1-212-367-6848
                                          Email: ed.nebb@eurorscg.com


            DIANA SHIPPING INC. SCHEDULES FIRST QUARTER 2007 EARNINGS
               RELEASE, DIVIDEND DECLARATION AND CONFERENCE CALL


ATHENS, GREECE, April 26, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that its financial results for the first quarter ended March 31, 2007 are scheduled to be released prior to the opening of the U.S. financial markets on Thursday, May 3, 2007.

The declaration of the Company's cash dividend for the quarter ended March 31, 2007 also will be announced at that time.

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 10:00 A.M. (Eastern Time) on Thursday, May 3, 2007.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-866-406-5369 (for U.S.-based callers) or 1-973-582-2847 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 8740128.

About the Company
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  May 2, 2007                             By: /s/ Anastassis Margaronis
                                                    -------------------------
                                                    Anastassis Margaronis
                                                    President








SK 23159 0002 770470